July 5, 2006


By facsimile to (314) 480-1505 and U.S. Mail


Mr. Rodney B. Harrison
Vice President of Finance and Treasurer
Morton Industrial Group, Inc.
1021 West Birchwood
Morton, IL 61550

Re:	Morton Industrial Group, Inc.
	Revised Preliminary Proxy Statement on Schedule 14A
	Amendment 2 to Preliminary Transaction Statement on Schedule
13E-3
Amendment 1 to Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2006
	Filed June 19, 2006
	File Nos. 0-13198 and 5-8065

Dear Mr. Harrison:

	We reviewed the filings and have the comments below that we gave earlier to your counsel orally.

Revised Preliminary Proxy Statement

Board of Directors, page 10

1. The supplemental response to prior comment 1 states that "The board considered the financial interests of Mr. Broling and those officers in the merger to be identical with the interests of all other non-rollover shareholders." We assume that omission of the words "all other non-rollover" in the third sentence of the first paragraph on page 11 is inadvertent. Please revise.


Determination of Fairness, page 18

2. The statement that Houlihan Lokey noted that the merger consideration of $10.00 per share is "within the range of the indications of value" that are the result of its analyses is inconsistent with the range of $11.89 to $15.19 per share as presented in Houlihan Lokey`s discounted cash flow analysis. Please revise.

Projected Financial Information, page 42

3. Refer to prior comment 7. The table on page 43 shows gross profit of $32,838 for 2006. In the data that you provided us, Items B and C show gross profit of $33,087 for 2006. Please reconcile the data.

Amendment 1 to Quarterly Report on Form 10-Q for the Quarter Ended
April 1, 2006

Exhibit 99.1, Fifth Amendment to Second Amended and Restated
Credit
Agreement

4. Refer to prior comment 13. As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file the exhibit`s attachments, please refile the exhibit in its entirety.

Closing

	File a revised preliminary proxy statement and amendments to the preliminary transaction statement on Schedule 13E-3 and the quarterly report on Form 10-Q for the quarter ended April 1, 2006 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested.
If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Morton and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Morton acknowledging that:

* Morton is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Morton may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Morton provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at
(202) 551-3767.

Very truly yours,





 Jennifer R. Hardy

Legal
Branch Chief

cc:	James V. Stepleton, Esq.
	Husch & Eppenberger, LLC
	The Plaza in Clayton Office Tower
	190 Carondelet Plaza, Suite 600
	St. Louis, MO 63105

	Steven J. Gavin, Esq.
	Winston & Strawn LLP
	35 West Wacker Drive
	Chicago, IL 60601


	Sean M. Jones, Esq.
	Kennedy Covington Lobdell & Hickman, L.L.P.
	Hearst Tower, 47th Floor
	214 North Tryon Street
	Charlotte, NC 28202

	Jeffrey B. Hitt, Esq.
	Weil, Gotshal & Manges LLP
	200 Crescent Court
	Dallas, TX 75201



Mr. Rodney B. Harrison
July 5, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE